

October 7, 2011

Via E-mail
Mr. Dean L. Cash
Chief Executive Officer
ATEL 15, LLC
600 California St, 6th Floor
San Francisco, CA 94108

> **Re: ATEL 15, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 27, 2011**
> **File No. 333-174418**
> **Draft Supplemental Sales Material received September 13, 2011**

Dear Mr. Cash:

We have reviewed your amended filing and supplemental sales literature and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Exhibit 5.1

1. Please note that, based on the date of counsel's legal opinion and your target effective date, you will need to file an updated legal opinion prior to effectiveness.

Draft Supplemental Sales Material

2. Please review and revise your sales material to remove information not contained in the prospectus, or ensure that the information is included in the prospectus. For example:

    - In the "Message to Investors" section of your sales material, you state that leasing is "the single largest form of financing" used by American businesses. However, your prospectus discloses only that leasing has become "one of the major methods" American businesses use to finance their equipment needs.

- You refer to the Equipment Leasing and Finance Association's Monthly Leasing and Finance Index on page 3 of the sales material, but we are unable to locate similar disclosure in the prospectus.

- On page 7 of the sales material, you state that ATEL has 12 months to invest investors' money "after the minimum offering size is reached." On page 67 of the prospectus, you state that ATEL has 12 months to invest investors' money "after the offering is terminated."

- We are unable to locate a statement in the prospectus that is similar to the quote at the top of page 11 of the sales material.

- You refer to your ability to "avoid the pitfalls" of investing in real estate, etc. on page 11 of the sales material. On page 11, you also refer to your default rate being 20 times better than other equipment leasing companies. However, we are unable to locate similar disclosures in the prospectus.

- You discuss secured priority payments on page 12 of the sales material, but we are unable to locate similar disclosure in the prospectus.

- On page 13 of the sales material, you state that more than 80% of U.S. businesses lease all or some of their equipment. Please tell us where we can find this information in the prospectus.

- We are unable to locate in the prospectus the charts that appear at the bottom of page 15 and the top of page 16 of the sales material. Further, we are unable to locate in the prospectus the statement at the bottom of page 16.

Please revise accordingly, and confirm to us that all of the other information in the sales material is consistent with the prospectus.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Paul J. Derenthal, Esq.
       Derenthal & Dannhauser LLP